Exhibit 99.2

Rules 4.7.3 and 4.10.3[1]

Appendix 4G

Key to Disclosures

Corporate Governance Council Principles and Recommendations

Name of entity
Immuron Limited

ABN/ARBN	Financial year ended
80 063 114 045	30 June 2017

Our corporate governance statement2 for the above period above can be found at:3

☐	these pages of our annual report: ________________________________________________

☒	this URL on our website: http://www.immuron.com/investor-centre/corporate-directory-and-governance/

The Corporate Governance Statement is accurate and up to date as at 28th September 2017 and has been approved by the Board.

Date here:	28th September 2017

Sign here:	/s/ ROGER ASTON
Director / ~~Company Secretary~~

Print name:	ROGER ASTON

1 Under Listing Rule 4.7.3, an entity must lodge with ASX a completed Appendix 4G at the same time as it lodges its annual report with ASX.

Listing Rule 4.10.3 requires an entity that is included in the official list as an ASX Listing to include in its annual report either a corporate governance statement that meets the requirements of that rule or the URL of the page on its website where such a statement is located. The corporate governance statement must disclose the extent to which the entity has followed the recommendations set by the ASX Corporate Governance Council during the reporting period. If the entity has not followed a recommendation for any part of the reporting period, its corporate governance statement must separately identify that recommendation and the period during which it was not followed and state its reasons for not following the recommendation and what (if any) alternative governance practices it adopted in lieu of the recommendation during that period.

Under Listing Rule 4.7.4, if an entity chooses to include its corporate governance statement on its website rather than in its annual report, it must lodge a copy of the corporate governance statement with ASX at the same time as it lodges its annual report with ASX. The corporate governance statement must be current as at the effective date specified in that statement for the purposes of rule 4.10.3.

2 “Corporate governance statement” is defined in Listing Rule 19.12 to mean the statement referred to in Listing Rule 4.10.3 which discloses the extent to which an entity has followed the recommendations set by the ASX Corporate Governance Council during a particular reporting period.

3 Mark whichever option is correct and then complete the page number(s) available on the Company website, or the URL of the web page, where the entity’s corporate governance statement can be found.

ANNEXURE – KEY TO CORPORATE GOVERNANCE DISCLOSURES

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …
PRINCIPLE 1 – LAY SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT
1.1	A listed entity should disclose: (a) the respective roles and responsibilities of its board and management; and (b) those matters expressly reserved to the board and those delegated to management.

… the fact that we follow this recommendation:

☑     in our Corporate Governance Statement on page 1 available on the Company website

… and information about the respective roles and responsibilities of our board and management (including those matters expressly reserved to the board and those delegated to management):

☑     in our Corporate Governance Statement on page 1 available on the Company website AND

☑     at this location:

  http://www.immuron.com

1.2

A listed entity should:

(a)  undertake appropriate checks before appointing a person, or putting forward to security holders a candidate for election, as a director; and

(b)  provide security holders with all material information in its possession relevant to a decision on whether or not to elect or re-elect a director.

… the fact that we follow this recommendation: ☑ in our Corporate Governance Statement on page 2 available on the Company website
1.3	A listed entity should have a written agreement with each director and senior executive setting out the terms of their appointment.	… the fact that we follow this recommendation: ☑ in our Corporate Governance Statement on page 2 available on the Company website
1.4	The company secretary of a listed entity should be accountable directly to the board, through the chair, on all matters to do with the proper functioning of the board.	… the fact that we follow this recommendation: ☑ in our Corporate Governance Statement on page 2 available on the Company website

Corporate Governance Council recommendation	We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …
1.5

A listed entity should:

(a) have a diversity policy which includes requirements for the board or a relevant committee of the board to set measurable objectives for achieving gender diversity and to assess annually both the objectives and the entity’s progress in achieving them;

(b) disclose that policy or a summary of it; and

(c) disclose as at the end of each reporting period the measurable objectives for achieving gender diversity set by the board or a relevant committee of the board in accordance with the entity’s diversity policy and its progress towards achieving them and either:

(1) the respective proportions of men and women on the board, in senior executive positions and across the whole organisation (including how the entity has defined “senior executive” for these purposes); or

(2) if the entity is a “relevant employer” under the Workplace Gender Equality Act, the entity’s most recent “Gender Equality Indicators”, as defined in and published under that Act.

☑ an explanation why that is so in our Corporate Governance Statement on page 2 available on the Company website
1.6

A listed entity should:

(a) have and disclose a process for periodically evaluating the performance of the board, its committees and individual directors; and

(b) disclose, in relation to each reporting period, whether a performance evaluation was undertaken in the reporting period in accordance with that process.

… the evaluation process referred to in paragraph (a):

☑     in our Corporate Governance Statement on page 3 available on the Company website

… and the information referred to in paragraph (b):

☑     in our Corporate Governance Statement on page 3 available on the Company website

1.7

A listed entity should:

(a) have and disclose a process for periodically evaluating the performance of its senior executives; and

(b) disclose, in relation to each reporting period, whether a performance evaluation was undertaken in the reporting period in accordance with that process.

… the evaluation process referred to in paragraph (a):

☑     in our Corporate Governance Statement on page 3 available on the Company website

… and the information referred to in paragraph (b):

☑     in our Corporate Governance Statement on page 3 available on the Company website

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …
PRINCIPLE 2 – STRUCTURE THE BOARD TO ADD VALUE
2.1

The board of a listed entity should:

(a) have a nomination committee which:

(1)  has at least three members, a majority of whom are independent directors; and

(2)  is chaired by an independent director,

and disclose:

(3)  the charter of the committee;

(4)  the members of the committee; and

(5)  as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; OR

(b) if it does not have a nomination committee, disclose that fact and the processes it employs to address board succession issues and to ensure that the board has the appropriate balance of skills, knowledge, experience, independence and diversity to enable it to discharge its duties and responsibilities effectively.

[If the entity complies with paragraph (a) (2):] … the fact that we have a nomination committee that complies with paragraph (a) (2):

☑      in our Corporate Governance Statement on page 3 available on the Company website

… and a copy of the charter of the committee:

☑     at this location:

  http://www.immuron.com

… and the information referred to in paragraphs (4) and (5):

☑     in our Corporate Governance Statement on page 3 available on the Company website AND

☑     at this location:

 http://www.immuron.com

☑ an explanation why the entity does not comply with 2.1(a)(1) is in our Corporate Governance Statement on page 3 available on the Company website
2.2	A listed entity should have and disclose a board skills matrix setting out the mix of skills and diversity that the board currently has or is looking to achieve in its membership.	… our board skills matrix: ☑ at this location: http://www.immuron.com

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …
2.3

A listed entity should disclose:

(a)  the names of the directors considered by the board to be independent directors;

(b)  if a director has an interest, position, association or relationship of the type described in Box 2.3 but the board is of the opinion that it does not compromise the independence of the director, the nature of the interest, position, association or relationship in question and an explanation of why the board is of that opinion; and

(c)  the length of service of each director.

… the names of the directors considered by the board to be independent directors:

☑     in our Corporate Governance Statement on page 3 available on the Company website

… the length of service of each director:

☑     at this location:

  http://www.immuron.com

2.4	A majority of the board of a listed entity should be independent directors.		☑ an explanation why that is so in our Corporate Governance Statement on page 3 available on the Company website
2.5	The chair of the board of a listed entity should be an independent director and, in particular, should not be the same person as the CEO of the entity.	… the fact that we follow this recommendation: ☑ in our Corporate Governance Statement on page 3 available on the Company website
2.6	A listed entity should have a program for inducting new directors and provide appropriate professional development opportunities for directors to develop and maintain the skills and knowledge needed to perform their role as directors effectively.	… the fact that we follow this recommendation: ☑ in our Corporate Governance Statement on page 3 available on the Company website
PRINCIPLE 3 – ACT ETHICALLY AND RESPONSIBLY
3.1	A listed entity should: (a) have a code of conduct for its directors, senior executives and employees; and (b) disclose that code or a summary of it.	… our code of conduct or a summary of it: ☑ at this location: http://www.immuron.com

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …
PRINCIPLE 4 – SAFEGUARD INTEGRITY IN CORPORATE REPORTING
4.1

The board of a listed entity should:

(a) have an audit committee which:

(1)  has at least three members, all of whom are non-executive directors and a majority of whom are independent directors; and

(2)  is chaired by an independent director, who is not the chair of the board, and disclose:

(3)  the charter of the committee;

(4)  the relevant qualifications and experience of the members of the committee; and

(5)  in relation to each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; OR

(b) if it does not have an audit committee, disclose that fact and the processes it employs that independently verify and safeguard the integrity of its corporate reporting, including the processes for the appointment and removal of the external auditor and the rotation of the audit engagement partner.

[If the entity complies with paragraph (a) (2):] … the fact that we have an audit committee that complies with paragraph (a) (2):

☑     in our Corporate Governance Statement on page 5 available on the Company website

… and a copy of the charter of the committee:

☑     at this location:

  http://www.immuron.com

… and the information referred to in paragraphs (4) and (5):

☑     in our Corporate Governance Statement on page 5 available on the Company website AND

☑     at this location:

  http://www.immuron.com

☑ an explanation why the entity does not comply with 4.1(a)(1) is in our Corporate Governance Statement on page 3 available on the Company website
4.2	The board of a listed entity should, before it approves the entity’s financial statements for a financial period, receive from its CEO and CFO a declaration that, in their opinion, the financial records of the entity have been properly maintained and that the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the entity and that the opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.	… the fact that we follow this recommendation: ☑ in our Corporate Governance Statement on page 6 available on the Company website
4.3	A listed entity that has an AGM should ensure that its external auditor attends its AGM and is available to answer questions from security holders relevant to the audit.	… the fact that we follow this recommendation: ☑ in our Corporate Governance Statement on page 6 available on the Company website

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …
PRINCIPLE 5 – MAKE TIMELY AND BALANCED DISCLOSURE
5.1	A listed entity should: (a) have a written policy for complying with its continuous disclosure obligations under the Listing Rules; and (b) disclose that policy or a summary of it.

… our continuous disclosure compliance policy or a summary of it:

… the fact that we follow this recommendation:

☑      in our Corporate Governance Statement on page 6 available on the Company website AND

☑      at this location:

http://www.immuron.com

PRINCIPLE 6 – RESPECT THE RIGHTS OF SECURITY HOLDERS
6.1	A listed entity should provide information about itself and its governance to investors via its website.	… information about us and our governance on our website: ☑ at this location: http://www.immuron.com
6.2	A listed entity should design and implement an investor relations program to facilitate effective two-way communication with investors.	… the fact that we follow this recommendation: ☑ in our Corporate Governance Statement on page 6 available on the Company website
6.3	A listed entity should disclose the policies and processes it has in place to facilitate and encourage participation at meetings of security holders.

… our policies and processes for facilitating and encouraging participation at meetings of security holders:

☑      in our Corporate Governance Statement on page 6 available on the Company website AND

☑      at this location:

http://www.immuron.com

6.4	A listed entity should give security holders the option to receive communications from, and send communications to, the entity and its security registry electronically.	… the fact that we follow this recommendation: ☑ in our Corporate Governance Statement on page 6 available on the Company website

Corporate Governance Council recommendation	We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …
PRINCIPLE 7 – RECOGNISE AND MANAGE RISK
7.1

The board of a listed entity should:

(a)   have a committee or committees to oversee risk, each of which:

(1)   has at least three members, a majority of whom are independent directors; and

(2)   is chaired by an independent director, and disclose:

(3)   the charter of the committee;

(4)   the members of the committee; and

(5)   as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; OR

(b)   if it does not have a risk committee or committees that satisfy (a) above, disclose that fact and the processes it employs for overseeing the entity’s risk management framework.

[If the entity complies with paragraph (a) (2):]

… the fact that we have a committee or committees to oversee risk that comply with paragraph (a) (2):

☑      in our Corporate Governance Statement on page 7 available on the Company website

… and a copy of the charter of the committee:

☑      at this location:

http://www.immuron.com

… and the information referred to in paragraphs (4) and (5):

☑      in our Corporate Governance Statement on page 7 available on the Company website AND

☑      at this location:

http://www.immuron.com

☑ an explanation why the entity does not comply with 7.1(a)(1) is in our Corporate Governance Statement on page 7 available on the Company website
7.2

The board or a committee of the board should:

(a)   review the entity’s risk management framework at least annually to satisfy itself that it continues to be sound; and

(b)  disclose, in relation to each reporting period, whether such a review has taken place.

… the fact that we follow this recommendation: ☑ in our Corporate Governance Statement on page 7 available on the Company website
7.3

A listed entity should disclose:

(a)   if it has an internal audit function, how the function is structured and what role it performs; OR

(b)   if it does not have an internal audit function, that fact and the processes it employs for evaluating and continually improving the effectiveness of its risk management and internal control processes.

[If the entity complies with paragraph (b):]

… the fact that we do not have an internal audit function and the processes we employ for evaluating and continually improving the effectiveness of our risk management and internal control processes:

☑      in our Corporate Governance Statement on page 7 available on the Company website AND

☑      at this location:

http://www.immuron.com

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …
7.4	A listed entity should disclose whether it has any material exposure to economic, environmental and social sustainability risks and, if it does, how it manages or intends to manage those risks.

… whether we have any material exposure to economic, environmental and social sustainability risks and, if we do, how we manage or intend to manage those risks:

☑      in our Corporate Governance Statement on page 7 available on the Company website

PRINCIPLE 8 – REMUNERATE FAIRLY AND RESPONSIBLY
8.1

The board of a listed entity should:

(a)   have a remuneration committee which:

(1)   has at least three members, a majority of whom are independent directors; and

(2)   is chaired by an independent director, and disclose:

(3)   the charter of the committee;

(4)   the members of the committee; and

(5)   as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; OR

(b)   if it does not have a remuneration committee, disclose that fact and the processes it employs for setting the level and composition of remuneration for directors and senior executives and ensuring that such remuneration is appropriate and not excessive.

[If the entity complies with paragraph (a) (2):]

… the fact that we have a remuneration committee that complies with paragraph (a) (2):

☑      in our Corporate Governance Statement on page 7 available on the Company website

… and a copy of the charter of the committee:

☑      at this location:

http://www.immuron.com

… and the information referred to in paragraphs (4) and (5):

☑      in our Corporate Governance Statement on page 7 available on the Company website AND

☑      at this location:

http://www.immuron.com

☑ an explanation why the entity does not comply with 8.1(a)(1) in full is in our Corporate Governance Statement on page 3 available on the Company website

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …
8.2	A listed entity should separately disclose its policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives.

… separately our remuneration policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives:

☑      in our Corporate Governance Statement on page 8 available on the Company website AND

☑      at this location:

http://www.immuron.com

8.3

A listed entity which has an equity-based remuneration scheme should:

(a)   have a policy on whether participants are permitted to enter into transactions (whether through the use of derivatives or otherwise) which limit the economic risk of participating in the scheme; and

(b)   disclose that policy or a summary of it.

… our policy on this issue or a summary of it: ☑ in our Corporate Governance Statement on page 8 available on the Company website